Rosemary G. Reilly

+1 617 526 6633 (t)

+1 617 526 5000 (f)

rosemary.reilly@wilmerhale.com

April 27, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Chris Edwards

Re:              Akouos, Inc.
Draft Registration Statement on Form S-1
Filed March 24, 2020
CIK No. 0001722271

Ladies and Gentlemen:

On behalf of Akouos, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 to the draft registration statement on Form S-1 of the Company (the “Registration Statement”), which the Company is concurrently confidentially submitting via EDGAR.

The Registration Statement reflects certain revisions in response to comments contained in a letter, dated April 17, 2020 (the “Letter”) from Chris Edwards of the Staff (the “Staff”) of the Securities and Exchange Commission to Emmanuel Simons, the Company’s President and Chief Executive Officer, relating to the confidential draft registration statement on Form S-1.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1

Overview, page 1

1.                                      Please clarify the meaning of any significant scientific or technical terms the first time they are used in the prospectus in order to ensure that lay readers will understand the disclosure.  For example, and without limitation, please define each of the following at their first use in this section or where appropriate in the prospectus:

•                  adeno-associated viral vector library

•                  ancestral AAV

•                  dual vector delivery

•                  vector-mediated gene transfer

•                  gene knockdown

•                  vector-mediated therapeutic protein expression

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 19, 36, 78, 92, 93, 95, 109 and 113 of the Registration Statement.

2.                                      We refer to the disclosure in the second paragraph regarding the number of people who live with disabling hearing loss.  Please include disclosure regarding the market size for individuals suffering from the type of hearing loss that can be treated with your lead product candidate, AK-OTOF.  Please provide similar disclosure on page 96 where you discuss the estimated annual costs associated with hearing loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 92 and 97 of the Registration Statement.

3.                                      We note your disclosure that the epidemiology and severity of the disorders you are initially targeting have the potential for more rapid clinical development and regulatory approval.  Please clarify the reasons for the more rapid development and approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 92 of the Registration Statement.

4.                                      Please clarify the activities you have undertaken to sponsor and build The Sing Registry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 93 of the Registration Statement.

Our Pipeline, page 3

5.                                      Please revise the label of the “Pivotal” column of the pipeline table to Phase 3.  It is premature to suggest that the completion of the Phase 1/2 clinical trials will lead to a pivotal Phase 3 trial for the products listed in the table.

Response: In response to the Staff’s comment, the Company believes that it is more appropriate to keep the column labeled “Pivotal” rather than change the column label to “Phase 3.”  Specifically, the Company believes that “Pivotal” applies to all of the product candidates listed in the table, whereas the label “Phase 3” may not be appropriate for certain of the product candidates listed.  In support of the Company’s position, the January 2020 FDA CBER Guidance Document entitled Human Gene Therapy for Rare Diseases states that sponsors of gene therapy clinical trials “should consider designing their first-in-human study to be an adequate and well-controlled investigation that has the potential, depending on the study results, to provide evidence of effectiveness to support a marketing application.”  In accordance with this guidance, a pivotal clinical trial intended to support a BLA may not necessarily be denoted as a Phase 3 clinical trial; however, a Phase 3 clinical trial is likely to be considered a pivotal clinical trial intended to support a BLA.  The Company notes that many gene therapy companies have presented, including in numerous filings with the Securities and Exchange Commission, the same column headers that the Company is presenting, reflective of the point noted above and the fact that currently approved gene therapy products have progressed from a Phase 1/2 clinical trial to a pivotal clinical trial.

6.                                      We note that your pipeline table includes five preclinical programs you are exploring.  As your narrative disclosure only briefly discusses these programs and you have not allocated any proceeds for their development in your use of proceeds section, please explain to us why you believe these programs are sufficiently material to your business to be included in a pipeline table.

Response: The Company respectfully advises the Staff that it believes each of its preclinical programs is appropriate to be included in the pipeline table because the Company’s development of each of the disclosed preclinical programs is a material part of the Company’s business strategy and these programs will be advanced with a portion of the proceeds from the Company’s offering.  Specifically, the Company’s pipeline highlights the Company’s focused target selection criteria and the multimodal breadth of its platform.  The five preclinical pipeline programs identified were considered from over 15 potential targets that the Company is studying in early stage discovery studies.  The selection of these programs was based on both published and internal data including input from scientific advisors and key opinion leaders.  In 2019, approximately 30% of the Company’s research and development team focused on the development of these programs.  By the end of 2021, the Company anticipates having necessary data to inform progression of these programs towards a specific clinical pathway.  The Company believes including these programs in the table provides investors with meaningful information about the broad scope of the Company’s genetic medicine platform.  Furthermore, in response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 69 of the Registration Statement to add further clarification regarding how the proceeds from the offering will be allocated toward the development of the product candidates shown in the pipeline chart.

Risks Associated with Our Business, page 4

7.                                      Please revise to highlight your first risk factor on page 10, which explains that you incurred significant losses during all fiscal periods since inception and expect to incur substantial losses for the foreseeable future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

Use of Proceeds, page 68

8.                                      Please revise your disclosure in this section to indicate how far the proceeds from the offering will allow you to advance clinical development for AK-OTOF.  Please also disclose the second product candidate for which you intend to initiate clinical development.  In addition, please specify the amount of capacity of the internal manufacturing capabilities you intend to establish with proceeds from the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 69 of the Registration Statement to include the framework for how far the proceeds from the offering will allow the Company to advance clinical development of AK-OTOF.  Given current market uncertainties, the Company will fill in the specifics of this disclosure in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Comparison of the Years Ended December 31, 2018 and 2019, page 82

9.                                      We see that you have multiple product candidates in various stages of development.  If material, please revise to provide research and development expenses for the AK-antiVEGF and CLRN1 program, which are both also in the pre-clinical stage.  In addition, provide a more robust discussion of the nature of research and development expenses generated each period for each significant product candidate.  If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please disclose the reasons for and the amount of the expected change.  Reference Item 303(a)(3) of Regulation S-X.

Response: The Company respectfully advises the Staff that it believes the research and development (“R&D”) expenses for its AK-antiVEGF and CLRN1 early-stage programs are immaterial for all periods presented.  The Company supplementally advises the Staff that no single early-stage program, inclusive of AK-antiVEGF and CLRN1, accounted for greater than 2.2% and 2.9% of total R&D expenses for the years ended December 31, 2019 and 2018, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement (i) to separately provide the amounts of platform-related external costs incurred in each period, which costs previously had been included within the other early-stage programs category, and (ii) to enhance the discussion of the nature of R&D expenses incurred in each period for each significant product candidate.

In addition, in response to the Staff’s comment with regard to Item 303(a)(3) of Regulation S-X, the Company has revised the disclosure on page 80 of the Registration Statement to more clearly disclose its expectation of the expense increases in the near term of its AK-OTOF program as well as the programs for its additional product candidates, anti-VEGF, CLRN1, and GJB2.

Critical Accounting Policies and Significant Judgments and Estimates, Stock Based Compensation, page 87

10.                               Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO, the estimated offering price, and the consideration of preferred stock issuances.  This information will help facilitate our review of your accounting for stock compensation.

Response: The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common stock leading up to the offering, the consideration of preferred stock issuances and the estimated offering price range, once available, and it will provide the requested information once it has an estimated offering price range.

Our Manufacturing Approach, page 119

11.                               Please clarify whether you will manufacture the surgical delivery devices to administer your product candidates or if that will be performed by an outside party.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 121 of the Registration Statement.

Licensed Intellectual Property, page 123

12.                               The disclosure in this section states that the MEE License and Lonza Sublicense limit you to hearing diseases and disorders with total prevalence in the United States of less than 3,000 patients.  Please tell us whether this limits your ability to generate revenues for these products given that the potential market sizes for the products under these licenses appear to be small.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Registration Statement.  The Company respectfully advises the Staff that the License Agreement with the Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc. (collectively, “MEE”) covers certain MEE patent rights and know-how relating to AAVAnc, including AAVAnc80, for balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders, in each case, with a total prevalence in the United States of less than 3,000 patients.  The Company’s sublicense with Lonza Houston, Inc. (“Lonza”), on the other hand, covers rights to certain MEE patent rights that Lonza has licensed from MEE and know-how relating to AAVAnc, including AAVAnc80, for balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders, but excluding all such disorders or diseases with a total prevalence in the United States of less than 3,000 patients.  In other words, the Lonza Sublicense includes the more prevalent hearing and balance disorders or diseases but excludes the less prevalent disorders or diseases that are covered by the MEE License.  Consequently, between the MEE License and the Lonza Sublicense, the Company has licensed the rights described above at all prevalence levels.

General

13.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:                    Emmanuel Simons, Ph.D., M.B.A.,
Karoline Shair, Ph.D., J.D.
Akouos, Inc.